

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 16, 2015

Raul Mansueto
Chief Executive Officer
Infinity Distribution Inc.
1980 Festival Plaza Dr., Ste. 530
Las Vegas, NV 89135

     Re: Infinity Distribution Inc.
               Registration Statement on Form S-1
               Filed August 20, 2015
               File No. 333-206478

Dear Mr. Mansueto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   You request that a copy of all communications be provided to Aspen Asset Management. In your response letter, tell us the role that Aspen Asset Management has played in the organization and operations of your company as well as its role in the structuring of the offering and its expected role in the offering and the identification of investors in the offering.

Prospectus Cover Page

2.   Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it is likely to suggest that the total gross proceeds will be received.

Prospectus Summary, page 3

3.   We note your statement here that your business offers a variety of services designed to assist Philippine exporters. Please revise here and elsewhere throughout your prospectus to clarify, if true, that you do not currently offer these services but intend to do so in the future.

4.   Please provide us with support for your statement that you operate on a financially self-sustaining basis. Alternatively remove this statement.

5.   You disclose here that your estimated monthly burn rate for the next 12 months will be $10,000 and that you will need a minimum of $82,500 for the next 12 months.   Please reconcile these statements or advise. In this regard, it appears you would need a minimum of $120,000 for the next 12 months with a monthly burn rate of $10,000.

Risk Factors, page 4

6.   Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have less than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act.

Because we are dependent on business overseas…, page 5

7.   It appears that the third paragraph under this heading discusses a separate risk factor ("We were incorporated on May 8, 2015…"). Please revise to include a separate caption or advise.

We have yet to earn revenue and our ability to sustain our operations…, page 5

8.   Here, and elsewhere throughout your prospectus, you refer to your company as Infinity Corp. However, it appears that your corporate name is Infinity Distribution Inc. Please revise.

9.   We note your statement in the second paragraph of this risk factor that Mr. Mansueto has verbally agreed to advance you funds. Please revise to clarify, if true, that Mr. Mansueto has no formal commitment, arrangement or legal obligation to do so.

Dilution, page 11

10.   Please revise your dilution table to fill in the last four rows or advise.

Description of Business

Lease Agreement, page 21

11.   We note your disclosure on page 14 that your operations will be conducted from a private office that belongs to Raul Mansueto at no cost to the company. We also note that your principal executive office and your agent for service appear to share an address. Please revise your business section to describe the general character of your principal executive office. See Item 102 of Regulation S-K.

Description of Business

Employees, page 22

12.   You disclose here that you have no employees other than your two directors, Raul Mansueto and Josefa Gerona. Please revise to clarify, if true, that you have two employees, Mr. Mansueto, your president, and Ms. Gerona, your secretary and treasurer. Additionally, please revise the director and executive officer table on page 22 to clarify whether Ms. Gerona is serving as a director. If Ms. Gerona is serving as a director, revise your registration statement to remove references to your "sole director" and ensure that Ms. Gerona signs the registration statement in her capacity as a director. In this regard, Form S-1 requires the signatures of a majority of the board of directors.

Directors, Executive Officers, Promoter and Control Persons, page 22

13.   Please revise the biographies of Mr. Mansueto and Ms. Gerona to provide a chronologically complete history of each's prior business experience for a period of not less than five years. See Item 401(e) of Regulation S-K.

14.   The table on page 22 discloses that Ms. Gerona is your treasurer; however, the sentence below the table discloses that Mr. Mansueto is your treasurer. Please reconcile or advise.

15.   In your response letter, please tell us whether there are any family relationships between your directors or executive officers. See Item 401(d) of Regulation S-K.

16.   We note your discussion on page 24 of Mr. Mansueto and Ms. Gerona's lack of involvement in certain legal proceedings. However, not all of the legal proceedings covered by Item 401(f) of Regulation S-K are included in this discussion. Please revise to include all such legal proceedings, or in your response letter explain the reason the text in the prospectus varies from that in Regulation S-K.

17.   We note your disclosure that both Mr. Mansueto and Ms. Gerona were employees of Cloracks Corporation until April 30, 2015. However, a Form 8-K filed by Cloracks Corporation on June 25, 2015 discloses that Mr. Mansueto and Ms. Gerona resigned on June 1, 2015. Please advise.

Certain Relationships and Related Transactions, page 26

18.   You state that as of May 31, 2015, Raul Mansueto advanced to you $66,477. We also note that this amount appears to be listed on your balance sheet as convertible debt and that Note 4 to your financial statements discusses several convertible promissory notes that you entered into with an officer and director of your company. If you have entered into convertible promissory notes with Mr. Mansueto, please revise to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided and the rate or amount of interest payable on the indebtedness. See Item 404(a)(5) of Regulation S-K. Additionally, please file any such convertible promissory notes, or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K. Lastly, if you do have convertible promissory notes outstanding, please revise the section title 'Convertible Securities' on page 29.

Security Ownership of Certain Beneficial Owners and Management, page 27

19.   We note that your beneficial ownership table is as of May 8, 2015. Please update to provide the required beneficial ownership information as of the most recent practicable date. Additionally, revise to provide beneficial ownership of your directors and executive officers as a group and the address of each beneficial owner listed on the table. Lastly, to the extent an individual listed on your beneficial ownership table holds a convertible note that is convertible within 60 days, revise the table to include the shares underlying the convertible notes or advise why this is not required. See Item 403 of Regulation S-K and Exchange Act Rule 13e-3.

Outside Back Cover Page

20.   Please revise to provide the dealer prospectus delivery obligation. See Item 502(b) of Regulation S-K.

Part II: Information Not Required in Prospectus

21.   Please revise to provide the information required by Items 13 – 15 of Form S-1.

Exhibits, page F-10

22.   Please file the legality opinion of Thomas C. Cook, Esq. as Exhibit 5.1.

23.   Please file a form of subscription agreement.

Signatures, page F-11

24.   Please revise to sign the registration statement on behalf of Infinity Distribution Inc. In this regard, we note that Raul Mansueto has signed the registration statement in New York, NY on behalf of Reraise Gaming Corporation.

25.   Please revise to include the signature of your principal financial officer. If Raul Mansueto is your principal financial officer and has signed the registration statement in that capacity, please revise to disclose this.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief
Office of Information Technologies
and Services

cc: Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook